Exhibit 99.2

EQUITY TRANSFER AGREEMENT

Party A / Transferors:

Party A1: LIU Jiaxing (natural person)

Address: Hongjing Spring Garden Phase III, Building 3, Unit 508, Longgang District, Shenzhen City, Guangdong Province.

ID number:

Party A2: FENG Cuifang (natural person)

Address: Wanke Langrun Park, Building 16, Unit 801, Dongyuan South Road, Zhongshan City, Guangdong Province.

ID number:

Party A3: YANG Kun (natural person)

Address: Zhongying Jewelry Industrial Factory, Building A2, Floor 11, Unit A2-1103, No. 31 Bulan Road, Longgang District, Shenzhen.

ID number:

Party A4: Shenzhen LianBao WeBank Investment Enterprise (Limited Partnership)

Address: Zhongying Jewelry Industrial Factory II, Building A1, Floor 4, Unit 402, No. 31 Bulan Road, Nanwan Street, Longgang District, Shenzhen.

Unified social credit code:

Party A5: Shenzhen Saijin Dengfeng Investment Fund Enterprise (Limited Partnership)

Address: Yintian Building, # 517, Ningbo Free Trade Zone

Unified social credit code:

Party A6: Shenzhen Jinliang LianBao Investment Partnership (Limited Partnership)

Address: Software Park Phase II, Building 10-40, Science and Technology Middle 2nd Road, Yuehai Street, Nanshan District, Shenzhen

Unified social credit code:

Party A7: Shenzhen LianBao Huishang Investment Enterprise (Limited Partnership)

Address: Zhongying Jewelry Industrial Factory II, Building A1, Floor 4, Unit 403, No. 31 Bulan Road, Nanwan Street, Longgang District, Shenzhen.

Unified social credit code:

Party A8: Guangdong Deqian Investment Management Co., Ltd.

Registered address: Room 1007, No. 1 South Tower, Dadongyu Trade Union Building, No. 101 Dongyuan South Road, Zhongshan City, Guangdong Province

Legal representative: WU Gang

Party A9: Zhuhai Jinsheng Tongda No. 1 Investment Center (Limited Partnership)

Address: Room 105-32212 (centralized office area), No. 6 Baohua Road, Hengqin New District, Zhuhai City, Guangdong Province

Unified social credit code:

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Party B / Transferee: E-Home (Pingtan) Home Service Co., Ltd.

Unified social credit code:

Registered address: Second Construction Commercial Building 55-68 (Unit 401), East Street, Tancheng Town, Pingtan County, Fujian Province.

Legal representative: XIE Wenshan

Party C / Party B’s overseas parent company: E-Home Household Service Holdings Limited

Registration Number: HS-342998

Registered agent’s address: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

Party D / Target Company: Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd.

Unified social credit code:

Registered address: Zhongying Jewelry Industrial Factory II, Building A1, Floor 4, Unit 401, No. 31 Bulan Road, Nanwan Street, Longgang District, Shenzhen.

Legal representative: LIU Jiaxing

WHEREAS:

1. Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (hereinafter referred to as “the Company” or “Target Company”) is a limited liability company established and validly existing under the laws of the People’s Republic of China, with a unified social credit code of , legal representative of LIU Yunqiang, and a fully-paid registered capital of RMB13,099,410.

The Target Company currently has a total of 9 registered shareholders, and its share capital structure is as follows:

Shareholder Name	Capital Contribution (in thousands of RMB)	Capital Contribution Percent (%)	Nature of Capital Contribution
Liu Jiaxing	7,443.82	56.8257	cash
Feng Cuifang	392.98	3	cash
Yang Kun	245.03	1.8705	cash
Shenzhen LianBao WeBank Investment Enterprise (Limited Partnership)	1,000	7.6339	cash
Shenzhen LianBao Huishang Investment Enterprise (Limited Partnership)	584.8	4.4643	cash
Shenzhen Jinliang LianBao Investment Partnership (Limited Partnership)	694.2	5.2995	cash
Shenzhen Saijin Dengfeng Investment Fund Enterprise (Limited Partnership)	680.1	5.1918	cash
Guangdong Deqian Investment Management Co., Ltd.	1,403.51	10.7143	cash
Zhuhai Jinsheng Tongda No.1 Investment Center (Limited Partnership)	654.97	5	cash
total	13,099.41	100

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2. Party A hold a total of 100% of the equity of the Target Company, and Party A intend to transfer 40% of the equity of the Target Company (the “Target Equity”) held by Party A to Party B in accordance with this Agreement; Party B intends to receive the Target Equity in accordance with the provisions of this Agreement.

3. In accordance with the provisions of the Company Law of the People’s Republic of China and the Civil Code of the People’s Republic of China, the parties reached the following agreement on the transfer of equity after negotiation:

I. Purchase Price and Payment Method

1. The Company’s fiscal year 2021 (January 1 to December 31, 2021) achieved revenues of about RMB 70 million and net profit of about RMB 4.95 million, and the Company expects to achieve revenues of more than RMB 100 million in fiscal year 2022 (January 1 to December 31, 2022). Based on the above financial data, Parties A and B negotiated to determine the company’s valuation at RMB 158 million.

2. The Transferors will transfer 40% of the Company’s equity (corresponding to the Target Company’s subscribed, paid-up capital of RMB 5,239,764) to Party B, and ensure that the Transferee appoints at least two-thirds of the Company’s board members. Based on the Company’s valuation of RMB 158 million, the equity transfer consideration is RMB 63.2 million, which consideration shall be paid by Party C in the form of share issuance.

3. Within 5 days after the execution of this agreement, the Transferors shall promptly register/file the equity transfer and the amendment to the articles of association with the industrial and commercial authorities and ensure that the Transferee appoints at least two-thirds of the Company’s board members. After the completion of the above modification registration, Party C will issue the number of its ordinary shares (the “Shares”) in value of the equity transfer consideration. The parties agreed that the per share issuance price shall be equal to 110% of the average of the Nasdaq closing price of the ordinary shares of Party C (Nasdaq: EJH) for twenty consecutive trading days preceding January 11, 2022, which average is $1.55, and therefore, the per share issuance price should be $1.705. As a result, Party C will issue a total of 5,823,363 ordinary shares to Party A (the exchange rate between RMB and USD used hereby was 6.3653:1 by reference to People’s Bank of China’s foreign exchange trading RMB/USD mid-rate on January 10, 2022). The “Closing Date” of this Agreement shall be the date of completion of the issuance of the Shares.

4. Party C shall pay the consideration for the transfer of equity of the Target Company by issuing EJH ordinary shares to the Transferors or their designated person(s). Such Shares are “restricted securities” under U.S. federal and state securities laws that are not registered under U.S. securities laws. Under these laws, the Transferors must hold the securities indefinitely until the securities are registered under U.S. securities laws or an exemption to registration is available. Party C is under no obligation under this Agreement to register such Shares under U.S. securities laws. The Transferors understand that Rule 144 under U.S. Securities Act of 1933, as amended (the “Securities Act”) only permits limited public resale of “restricted securities” obtained directly or indirectly from a non-public offering, subject to the satisfaction of certain conditions. The Transferors also understand that at the time the Transferors wish to sell the Shares, there may be no public market upon which to make such a sale, and that, even if such a public market then exists, Party C may not be satisfying the current public information requirements of Rule 144, and that, in such event, the Transferors may be precluded from selling the Shares under Rule 144 even if the minimum holding period requirement has been satisfied. The Transferors understand that these Shares are being offered and sold in reliance on an exemption from the registration requirements of U.S. federal and state securities laws under Regulation S promulgated under the Securities Act and Party C is relying upon the truth and accuracy of the Transferors’ representations and warranties set forth herein in order to determine the applicability of such exemptions and the suitability of the Transferors to acquire the Shares. The Transferors represent, warrant and agree that they comply with the provisions of Regulation S of the Securities Act, none of them is a U.S. person as such term is defined under Regulation S, the Shares are not acquired in the United States at the time of acquisition, and the Shares are not acquired for the account or benefit of a U.S. person.

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After the completion of this equity transfer, the share capital structure of the Company is as follows:

Shareholder Name	Capital Contribution (in thousands of RMB)	Capital Contribution Percent (%)	Nature of Capital Contribution
Liu Jiaxing	4,466.292	34.0954	cash
Feng Cuifang	235.788	1.8000	cash
Yang Kun	147.018	1.1223	cash
Shenzhen LianBao WeBank Investment Enterprise (Limited Partnership)	600	4.5804	cash
Shenzhen LianBao Huishang Investment Enterprise (Limited Partnership)	350.88	2.6786	cash
Shenzhen Jinliang LianBao Investment Partnership (Limited Partnership)	416.52	3.1797	cash
Shenzhen Saijin Dengfeng Investment Fund Enterprise (Limited Partnership)	408.06	3.1151	cash
Guangdong Deqian Investment Management Co., Ltd	842.106	6.4286	cash
Zhuhai Jinsheng Tongda No.1 Investment Center (Limited Partnership)	392.982	3.0000	cash
E-Home (Pingtan) Home Service Co., Ltd.	5,239.764	40.000
total	13,099.41	100

II. Representations and Warranties

1. Transferors represent and warrant that they have the full power and authority to dispose of the equity to be transferred to Transferee, and that the equity is not pledged, seized or frozen and is free from any third party’s claim; otherwise, Transferors shall bear all the economic and legal liabilities arising therefrom.

2. The Target Company is a limited liability company duly organized and validly existing, and its establishment and operation complies with the requirements of the laws and regulations in each jurisdiction where it operates. The Target Company has not had its business license revoked, ordered to shut down or withdrawn in accordance with laws or its articles of association, and its business operations have not violated the laws and regulations of the country where it is located that restrict or prohibit its operations.

3. The Target Company does not have any foreseeable events that would have a material adverse effect on the Target Company’s financial condition or operating results, nor has it entered into any agreement to dispose of its assets or rights outside the ordinary course of business or transferred or assigned any of its assets or profits.

4. All financial records of the Target Company during the period under the management of the Transferors have been correctly prepared in accordance with relevant regulations and rules and accurately present the business activities of the Target Company. Such records do not contain any material errors or omissions. The Target Company does not have any investment or financing arrangements other than those disclosed by the Target Company in writing to the Transferee. All assets shown on the financial records of the Target Company belong to the Target Company, and the balance sheet and ancillary documents include all the assets and interests owned by the Target Company, which assets and interests are in the control of the Target Company.

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5. All assets of the Target Company are in normal state.

6. The Target Company does not have any significant or foreseeable litigation or arbitration that have not been disclosed to the Transferee.

7. Transferors represent and warrant that the Target Company has no debts except for the debts that have been disclosed to the Transferee, and that the Target Company is not providing guarantees for third parties; if there are hidden debts or guarantees for third parties, Transferors shall be responsible for them.

8. The information provided by the Transferors to the Transferee about the Target Company is true, accurate and complete, without false or misleading statements, or material omissions.

9. Transferors and the Target Company guarantee that the equity transfer has been approved by the resolutions of the Target Company’s shareholder meeting.

III. The Company’s Profit and Loss (including Creditor’s Rights and Debts) Sharing

After this Agreement becomes effective, Transferee shall share the profits of the Company in proportion to the equity of the Company it received but shall not bear any loss. All creditor’s rights and debts (including taxes payable according to law) before this equity transfer belong to Transferors and the Target Company. If there are any hidden debts or guarantees for third parties, they shall be borne by Liu Jiaxing, the controller of the Company.

IV. Special Agreements

1. Transferors and the management team led by the actual controller Liu Jiaxing covenant to Transferee that the Company’s operating results will reach the following goal in 2022 (2022/01/01 – 2022/12/31): The Company’s annual revenue will reach more than RMB 100 million.

2. Transferors and the actual controller Liu Jiaxing undertake that, if the Target Company fails to achieve the above performance goal, Party B is entitled to require Transferors to transfer an additional 10% of the equity of the Target Company to Party B at the total price of RMB 1 or the minimum price permitted by law, as a result of which Party B shall hold 50% of the Target Company. Transferors shall pay for any fees or taxes in connection with such transfer. Should Party B pay to Transferors a purchase price of more than RMB 1 for such additional equity as required by law, the portion of the purchase price more than RMB 1 shall be actually borne by Transferors.

V. Termination of Agreement

1. Before the Closing Date of the transactions contemplated hereby, the parties may terminate this Agreement in writing by mutual agreement of the parties.

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2. In the event of one or more of the following circumstances, the Transferee or Transferors have the right to unilaterally terminate this Agreement by a written notice:

(a) the competent governmental authorities, securities registration or trading authorities, or judicial authorities object to the content or performance of this Agreement, leading to this Agreement being terminated, revoked, or held to be invalid, or resulting in inability to perform material provisions of this Agreement that would seriously affect the business purposes of the Transferee or Transferors at the time of entering into this Agreement;

(b) the competent governmental authorities expressly disapprove certain terms of this Agreement, and such terms have a material effect on this transaction;

(c) the laws, regulations and rules on which this Agreement is based change, causing the important provisions of this Agreement to become illegal, or due to national policies or orders, any party to this Agreement cannot perform its material obligations under this Agreement; and

(d) the Transferee or Transferors have committed a material breach of this Agreement that makes it impossible to complete this transaction or seriously affects the business purposes of the Transferee or the Transferors at the time of entering into this Agreement.

VI. Liabilities for Defaults

Once this Agreement becomes effective, the parties shall duly perform this Agreement. Any party that fails to fully perform its obligations under this Agreement, except due to force majeure, shall be liable in accordance with laws and this Agreement, and the breaching party shall compensate the non-breaching parties for their actual losses.

If any party fails to perform its obligations under this Agreement or if its representations or warranties made hereby are false, that party shall be deemed to have committed a breach. The breaching party shall be liable to the non-breaching parties in accordance with the provisions of this Agreement and laws. The breaching party shall be liable for the direct or indirect losses and expenses incurred by the non-breaching party as a result of the breach of contract (including all expenses and fees for enforcing remedies, including, but not limited to, any fees for engaging professionals for this transaction, and legal fees, court costs, property preservation fees, appraisal fees and enforcement fees in connection with litigation arising out of this Agreement). If every party defaults, all parties shall bear their own corresponding liability arising from their defaults.

VII. Payment of Certain Expenses

The relevant expenses incurred in the process of this equity transfer (such as notarization, assessment or auditing, modification registration and taxes) shall be borne by each party.

VIII. Dispute Resolutions

The validity, interpretation and performance of this Agreement shall be governed by the laws of the People’s Republic of China. Any dispute arising out of or in connection with this Agreement shall be resolved through amicable negotiation among the parties. If such negotiation fails, the judgment of the people’s court in the place where Party B is located shall govern.

IX. Miscellaneous

This Agreement shall enter into force upon execution by all parties.

This agreement shall be made in thirteen original copies and written in Chinese. One copy of this Agreement shall be submitted to the administrative authority for industry and commerce for registration and each party to this agreement shall hold one copy. Each copy shall have the same effect.

(There is no text below).

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(Signature Page to the Equity Transfer Agreement)

Transferors:

Party A1:	/s/ Liu Jiaxing

Party A2:	/s/ Feng Cuifang

Party A3:	/s/ Yang Kun

Party A4: Shenzhen Lianbao WeBank Investment Enterprise (Limited Partnership)

Seal: Shenzhen Lianbao WeBank Investment Enterprise (Limited Partnership)

Party A5: Shenzhen Saijin Dengfeng Investment Fund Enterprise (Limited Partnership)

Seal: Shenzhen Saijin Dengfeng Investment Fund Enterprise (Limited Partnership)

Party A6: Shenzhen Jinliang LianBao Investment Partnership (Limited Partnership)

Seal: Shenzhen Jinliang LianBao Investment Partnership (Limited Partnership)

Party A7: Shenzhen LianBao Huishang Investment Enterprise (Limited Partnership)

Seal: Shenzhen LianBao Huishang Investment Enterprise (Limited Partnership)

Party A8: Guangdong Deqian Investment Management Co., Ltd.

Seal: Guangdong Deqian Investment Management Co., Ltd.

Party A9: Zhuhai Jinsheng Tongda No.1 Investment Center (Limited Partnership)

Seal: Zhuhai Jinsheng Tongda No.1 Investment Center (Limited Partnership)

Transferee/Party B: E-Home (Pingtan) Home Service Co., Ltd.

Seal: E-Home (Pingtan) Home Service Co., Ltd.

Authorized signatory: Wenshan Xie

Party C: E-Home Household Service Holdings Limited

Seal: E-Home Household Service Holdings Limited

Authorized signatory: Wenshan Xie

Party D: Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd.

Seal: Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd.

January 20, 2022

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